04046298

amadeus

SEC
Reference No. 82-5173

Madrid, 17th November 2004

SEC MAIL PROCESSING RECEIVED NOV 19 2004 WASH, D.C. 213 SECTION

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of International Corporate Finance
450 Fifth Street, N.W.
Washington, D.C. 20549
Attention: Filing Desk

SUPPL

Amadeus Global Travel Distribution, S.A. (the "Company")
Information Furnished Pursuant to Rule 12g3-2(b)
Under the Securities Exchange Act of 1934

Reference No. 82-5173

Dear Sirs:

We are furnishing the following information to the U.S. Securities and Exchange Commission (the "Commission") pursuant to Rule 12g3-2(b)(1)(iii) under the Securities Exchange Act of 1934 (the "Exchange Act") which consists of information that the Company (i) has made or is required to make public pursuant to the laws of the Kingdom of Spain, its country of domicile, incorporation and organisation, (ii) has filed or is required to file with the exchanges on which its class A preferred shares, par value € 0.01, are listed and which has been made public by such exchanges.:

The Company hereby confirms that it is not ineligible to use Rule 12g3-2(b) pursuant to Rule 12g3-2(d).

The information set forth is being furnished to the Commission pursuant to Rule 12g3-2(b)(1)(iii). In accordance with Rule 12g3-2(b)(4) and Rule 12g3-2(b)(5), the information and documents furnished herewith are being furnished with the understanding that they shall not be deemed "filed" with the Commission or otherwise subject to the liabilities of the Exchange Act and that neither this letter nor the documents enclosed herewith pursuant to Rule 12g3-2(b)(1)(iii) shall constitute an admission for any purpose that the Company is subject to the Exchange Act.

PROCESSED
NOV 30 2004
THOMSON FINANCIAL

dlw 11/30

AMADEUS GLOBAL TRAVEL DISTRIBUTION, S. A.
SALVADOR DE MADARIAGA 1
28027 MADRID
SPAIN
T + 34 915 820 100
F + 34 915 820 144
+ 34 915 820 133

In the event that any questions should arise in connection with this matter or you require additional information, please do not hesitate to contact either: Jacinto Esclapés Díaz or Tomás López Fernebrand, Amadeus Global Travel Distribution, S.A., Salvador de Madariaga 1, 28007 Madrid, Spain, telephone: +34 915 821 231, facsimile: +34 915 820 129; our Spanish counsel, Alejandro Ortiz, Linklaters, Zurbarán 28, 28010 Madrid, Spain, telephone: +34 91 399 6000, facsimile: +34 91 399 6001; or our United States counsel, Stephen A. Thierbach or Stephen J. Double of Linklaters, One Silk Street, London EC2Y 8HQ, telephone: +44 207 456 2000, facsimile: +44 207 456 2222.

Very truly yours,

Amadeus Global Travel Distribution, S.A.

By: ______________________

Jacinto Esclapés Díaz
Vice-Secretary to the Board

cc: Alejandro Ortiz
Stephen A. Thierbach
Stephen J. Double
Linklaters

Enclosures:

- Presentation 3Q 2004 Results
- IAS financial statements as of September 30, 2004.
- Report on agreed-upon procedures as of September 30, 2004.
- MD&A of 3Q and nine months ended 30 September 2004.
- Press release 3rd Quarter results.
- Press release 20 September 2004 (Dow Jones Sustainability).
- Renewal of members of the Audit and Compensation Committees (Relevant Fact of 24 September 2004).
- Amendment to the Code of Conduct for matters related with the Stock Market (Relevant Fact of 24 September 2004).
- Suspension on the trading of OPTIMS (Relevant fact of 3 November 2004).
- Amadeus takes control of OPTIMS (Relevant fact of 11 November 2004).

AMADEUS

3Q 2004 Results

15 November, 2004

AMADEUS

Disclaimer

There are statements in this presentation and those that follow which are not purely historical facts, including statements about anticipated or expected future revenue and earnings growth. All forward looking statements in these releases are based upon information available to Amadeus on the date of this presentation. Any forward looking statements involve risks and uncertainties that could cause actual events or results to differ materially from the events or results described in the forward looking statements. Amadeus undertakes no obligation to publicly update or revise any forward looking statements, whether as a result of new information, future events or otherwise. Readers are cautioned not to place undue reliance on forward looking statements

This presentation and those that follow have to be accompanied by a verbal explanation. A simple reading of this presentation without the appropriate verbal explanation could give rise to a partial or incorrect understanding

Highlights

- **First time Opodo is fully consolidated**



+2%
-5%
+17%
109
134
50
BOOKINGS
EBITDA
NET INCOME

AMADEUS

3Q 2004 Main Figures

Million Euros	Q3 2004 excl. OPODO	Q3 2003	% Growth	Q3 2004 incl. OPODO	% Growth
Bookings	**108.7**	**106.6**	**2.0%**	**108.7**	**2.0%**
Revenues	**496.2**	**481.1**	**3.1%**	**508.1**	**5.6%**
EBITDA	**142.7**	**141.4**	**0.9%**	**134.3**	**-5.0%**
% Margin	*28.8%*	*29.4%*	*(0.6) pp*	*26.4%*	*(3) pp*
EBIT	**90.8**	**81.8**	**11.0%**	**80.6**	**-1.5%**
% Margin	*18.3%*	*17.0%*	*1.3 pp*	*15.9%*	*(1.1) pp*
Net income	**53.1**	**42.3**	**25.5%**	**49.5**	**17.0%**

Booking Breakdown


106.6
11.2
6.3
89.1
3Q 03
2%
(4.2)%
1.5%
2.8%
Ams Germany Bks
Non Air Bookings
Air Bookings
108.7
10.7
6.4
91.6
3Q 04

Revenues


481.1
117
364.1
3.1%
9.3%
1.2%
496.2
127.9
368.3
508.1
139.8
368.3
3Q 03
Non Bookings Fee Revenues
Bookings Fee Revenues
Without OPODO
3Q 04
With OPODO

In million Euros

AMADEUS

Non Booking Fee Revenue



117
21.1
4.4
91.5
3Q 03
9.3%
2.5%
115.9%
5.8%
IT Services
E-commerce
Traditional
127.9
21.6
9.5
96.8
Without OPODO
3Q 04
139.8
21.6
21.4
96.8
With OPODO

In million Euros

Non Booking Fee Revenue



117
21.1
4.4
91.5
3Q 03
9.3%
2.5%
115.9%
5.8%
IT Services
E-commerce
Traditional
127.9
21.6
9.5
96.8
Without
OPODO
139.8
21.6
21.4
96.8
With
OPODO
3Q 04

In million Euros

AMADEUS

EBITDA & EBIT



141.4
59.6
81.8
0.9%
(12.9%)
11%
142.7
51.9
90.8
134.3
53.7
80.6
EBITDA
EBIT
Depreciation & Amortization
3Q 03
Without OPODO
3Q 04
With OPODO

In million Euros

Line of Business

	Traditional	e-Commerce	IT Services	TOTAL
Revenues	424.4	62.1	21.6	508.1
EBITDA	127.2	1.0	6.1	134.3
% Margin	*30.0%*	*1.6%*	*28.2%*	*26.4%*
EBIT	86.7	-5.3	-0.8	80.6
% Margin	*20.4%*	*-8.5%*	*-3.7%*	*15.9%*

IT Services

altea



Stop carrying passengers.
Altéa. Turning passengers into customers.
amadeus

QANTAS

SOUTH AFRICAN
flysaa.com

Opodo

- Executing on our business plan
  - New CEO appointment
  - Agreement with Eviaggi
  - Record sales in July and August across all markets

Optims

Optims

- Current Amadeus shareholding of 30%
  - Agreement to acquire an additional 35%
  - Tender offer for the remainning 35%

AMADEUS

Amadeus Global Travel Distribution, S.A.

Consolidated Interim Financial Statements
as of September 30, 2004, prepared in accordance
with International Accounting Standard 34
and Review Report of Independent Accountants

(UNAUDITED)

REVIEW REPORT OF INDEPENDENT ACCOUNTANTS

To the Board of Directors and Shareholders of
Amadeus Global Travel Distribution, S.A.

We have reviewed the accompanying consolidated balance sheet of Amadeus Global Travel Distribution, S.A. and its subsidiaries (the "Group") as of September 30, 2004 and the related consolidated statements of income, of cash flows and of changes in shareholders' equity for the nine month period then ended. These financial statements are the responsibility of the Group's management. Our responsibility is to issue a report on these financial statements based on our review.

We conducted our review in accordance with International Standards on Auditing applicable to review engagements. These standards require that we plan and perform the review to obtain moderate assurance about whether the financial statements are free of material misstatement. A review is limited primarily to inquiries of the Group's personnel and analytical procedures applied to financial data and thus provides less assurance than an audit. We have not performed an audit and accordingly, we do not express an audit opinion.

Based on our review, nothing has come to our attention that causes us to believe that the accompanying consolidated financial statements are not presented fairly, in all material respects, in accordance with International Accounting Standard 34.

DELOITTE ESPAÑA S.L.

F. Javier Peris Álvarez
Partner

October 27, 2004

AMADEUS GLOBAL TRAVEL DISTRIBUTION, S.A.

CONSOLIDATED BALANCE SHEETS AS OF
(EXPRESSED IN THOUSANDS OF EUROS - KEURs)

ASSETS	September 30, 2004 (Unaudited)	December 31, 2003
Current assets		
Cash and cash equivalents	152,566	42,101
Accounts receivable, net	236,688	182,429
Accounts receivable - affiliates, net	73,315	63,021
Loans receivable and advances - affiliates	801	88
Taxes receivable	46,118	42,023
Prepayments and other current assets	62,932	82,810
Total current assets	572,420	412,472
Tangible assets		
Land and buildings	129,213	129,213
Data processing hardware and software	467,044	425,707
Other	133,356	128,503
	729,613	683,423
Less accumulated depreciation	448,326	410,944
Net tangible assets	281,287	272,479
Intangible assets		
Patents, trademarks and licenses	86,282	88,673
Purchased technology	63,588	41,688
Software development projects	379,961	324,957
Purchased contracts	273,564	272,093
Goodwill	341,725	310,961
Other	6,271	5,486
	1,151,391	1,043,858
Less accumulated amortization	568,872	487,806
Net intangible assets	582,519	556,052
Deferred income taxes	114,421	126,115
Loans receivable - affiliates	1,088	1,725
Investments in associates	54,574	63,273
Other long-term investments, net	60,772	104,757
Total other non-current assets	230,855	295,870
Total non-current assets	1,094,661	1,124,401
Total assets	1,667,081	1,536,873

See the accompanying notes to the consolidated financial statements

CONSOLIDATED BALANCE SHEETS AS OF
(EXPRESSED IN THOUSANDS OF EUROS - KEURs)

LIABILITIES AND SHAREHOLDERS' EQUITY	September 30, 2004 (Unaudited)	December 31, 2003
Current liabilities		
Accounts payable, net	307,532	247,400
Accounts payable - affiliates, net	38,266	24,731
Dividends payable	35	-
Debt payable within one year	11,448	80,310
Current obligations under finance leases	9,621	9,643
Income taxes payable	63,317	35,181
Other current liabilities	108,903	100,739
Total current liabilities	539,122	498,004
Long-term liabilities		
Long-term debt	651	701
Obligations under finance leases	97,586	104,420
Deferred income taxes payable	89,678	102,228
Other long-term liabilities	33,622	72,778
Total long-term liabilities	221,537	280,127
Minority Interests	12,846	1,029
Shareholders' equity		
Share capital	23,044	27,898
Additional paid-in capital	354,917	379,358
Treasury shares and other similar equity instruments	(116,373)	(126,899)
Retained earnings	656,660	502,879
Cumulative translation adjustments	(24,672)	(25,523)
Total shareholders' equity	893,576	757,713
Total liabilities and shareholders' equity	1,667,081	1,536,873

See the accompanying notes to the consolidated financial statements

AMADEUS GLOBAL TRAVEL DISTRIBUTION, S.A.

CONSOLIDATED STATEMENTS OF INCOME
(EXPRESSED IN THOUSANDS OF EUROS - KEURs)

	For the three-month period ended September 30,		For the nine-month period ended September 30,	
	2004	2003	2004	2003
	(Unaudited)		(Unaudited)	
Revenue (Note 3)	508,142	481,064	1,563,521	1,453,384
Cost of sales	402,951	379,803	1,197,792	1,140,157
Gross profit	105,191	101,261	365,729	313,227
Selling, general and administrative expenses	24,593	19,428	62,258	60,137
Operating income	80,598	81,833	303,471	253,090
Other income (expense)				
Interest expense, net (Note 6)	(188)	(3,905)	(4,588)	(11,837)
Exchange gains (losses)	574	(772)	487	(398)
Other income (expense), net	1,064	399	937	2,565
Income before income taxes	82,048	77,555	300,307	243,420
Income tax	34,950	31,410	120,071	98,585
Income after taxes	47,098	46,145	180,236	144,835
Equity in income (losses) from associates	(1,855)	(3,802)	(7,133)	(12,477)
Minority Interests	4,244	(6)	4,930	(50)
Net income	49,487	42,337	178,033	132,308
Basic earnings per Class "A" share, in EURs (Note 7)	0.09	0.07	0.31	0.23
Basic earnings per Class "B" share, in EURs (Note 7)	-	-	-	-
Diluted earnings per Class "A" share, in EURs (Note 7)	0.09	0.07	0.31	0.23
Diluted earnings per Class "B" share, in EURs (Note 7)	-	-	-	-

See the accompanying notes to the consolidated financial statements

AMADEUS GLOBAL TRAVEL DISTRIBUTION, S.A.

CONSOLIDATED STATEMENTS OF CASH FLOWS
(EXPRESSED IN THOUSANDS OF EUROS - KEURs)

	For the nine-month period ended September 30,	
	2004	2003
	(Unaudited)	
Cash flows from operating activities		
Operating income	303,471	253,090
Adjustments for:		
Depreciation and amortization	147,952	156,140
Operating income before changes in working capital:	451,423	409,230
Accounts receivable	(44,833)	(37,793)
Taxes receivable	(4,923)	2,499
Other current assets	10,491	15,681
Accounts payable	9,911	(4,784)
Other current liabilities	(9,569)	(1,051)
Other long-term liabilities	(5,456)	(868)
Cash provided from operating activities	407,044	382,914
Taxes paid	(75,839)	(34,311)
Net cash provided from operating activities	331,205	348,603
Cash flows from investing activities		
Additions to tangible assets	(58,793)	(27,479)
Additions to intangible assets	(57,422)	(67,542)
Investment in subsidiaries and associates, net of cash acquired	39,471	(79,431)
Interest received	3,684	773
Sundry investments and deposits	(2,927)	(2,057)
Acquisition of Treasury shares	(43,591)	(91)
Disposal of Treasury shares	15,506	104
Loans to third parties	(5,038)	(53,780)
Loans to affiliates	(585)	(2,478)
Cash proceeds collected/(paid) - derivative agreements	1,347	7,758
Disposals of sundry investments	2,402	2,470
Dividends received	2,270	4,642
Proceeds obtained from disposal of fixed assets	3,474	2,178
Net cash used in investing activities	(100,202)	(214,933)
Cash flows from financing activities		
Proceeds from borrowings	29,880	282,907
Repayments of borrowings	(98,729)	(358,444)
Interest paid	(8,630)	(12,307)
Redemption of Class "B" shares	(485)	-
Dividends paid	(35,000)	(30,000)
Payments of finance lease liabilities	(7,475)	(7,053)
Net cash used in financing activities	(120,439)	(124,897)
Effect of exchange rate changes on cash and cash equivalents	(99)	336
Net increase in cash and cash equivalents	110,465	9,109
Cash and cash equivalents at beginning of period	42,101	18,302
Cash and cash equivalents at end of period	152,566	27,411

See the accompanying notes to the consolidated financial statements

AMADEUS GLOBAL TRAVEL DISTRIBUTION, S.A.

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY
(EXPRESSED IN THOUSANDS OF EUROS - KEURs)

	Share capital	Additional paid-in capital	Treasury shares and other similar equity instruments	Retained earnings	Cumulative translation adjustments	Total
Balance as of December 31, 2002	27,898	373,195	(128,050)	367,026	(17,729)	622,340
Available for sale financial assets	-	-	-	1,959	-	1,959
Tax impact	-	-	-	(691)	-	(691)
Hedging instruments	-	-	-	11,845	7,690	19,535
Tax impact	-	-	-	(4,154)	(2,691)	(6,845)
Other gains (losses)	-	(5)	-	161	(7,045)	(6,889)
Gains (losses) not recognized in the statement of income	-	(5)	-	9,120	(2,046)	7,069
(Acquisitions) / disposals of Treasury shares, net	-	226	226	(226)	-	226
Dividends	-	-	-	(29,998)	-	(29,998)
Net income for the period	-	-	-	132,308	-	132,308
Balance as of September 30, 2003 (Unaudited)	27,898	373,416	(127,824)	478,230	(19,775)	731,945

	Share capital	Additional paid-in capital	Treasury shares and other similar equity instruments	Retained earnings	Cumulative translation adjustments	Total
Balance as of December 31, 2003	27,898	379,358	(126,899)	502,879	(25,523)	757,713
Available for sale financial assets	-	-	-	(2,381)	-	(2,381)
Tax impact	-	-	-	835	-	835
Hedging instruments	-	-	-	(15,272)	(1,046)	(16,318)
Tax impact	-	-	-	5,344	366	5,710
Other gains (losses)	-	(6,588)	-	-	1,531	(5,057)
Gains (losses) not recognized in the statement of income	-	(6,588)	-	(11,474)	851	(17,211)
(Acquisitions) / disposals of Treasury shares, net	-	(17,853)	10,526	17,853	-	10,526
Dividends	-	-	-	(35,000)	-	(35,000)
Redemption of class "B" shares	(4,854)	-	-	4,369	-	(485)
Net income for the period	-	-	-	178,033	-	178,033
Balance as of September 30, 2004 (Unaudited)	23,044	354,917	(116,373)	656,660	(24,672)	893,576

See the accompanying notes to the consolidated financial statements

1. ACTIVITY

The consolidated financial statements include Amadeus Global Travel Distribution, S.A., domiciled in Spain ("the Company") and its consolidated subsidiaries ("the Group"). The Group is a leader in information technology, serving the marketing, sales and distribution needs of the global travel and tourism industry. Its worldwide data network and database of travel information are used by travel agencies and airline sales offices. Today, travel agencies and airline offices can make bookings with airlines, hotel chains, car rental companies, and newer groups of providers such as ferry, rail, cruise, insurance and tour operators. The Group provides the above-mentioned services through a computerized reservation system ("CRS") and through its new e-commerce channel of distribution. Additionally, the Group provides information technology (IT) services and solutions to the airline industry which includes inventory management and passenger departure control.

2. BASIS OF PRESENTATION

a) General information

The accompanying September 30, 2004 consolidated financial statements have been prepared in accordance with International Accounting Standard (IAS) 34, "Interim Financial Reporting". The same accounting policies and methods of computation have been followed as compared with the consolidated financial statements as of December 31, 2003.

The interim consolidated financial statements do not include all of the information and footnotes required by International Financial Reporting Standards (IFRS) for complete financial statements. In the opinion of management, these financial statements contain all adjustments, consisting of normal recurring accruals, necessary to present fairly the financial position, results of operations and cash flows for the periods indicated.

Use of estimates and assumptions, as determined by management, is required in the preparation of consolidated financial statements in conformity with generally accepted accounting principles. Actual results could differ from those estimates and assumptions. Certain amounts for prior periods have been reclassified to conform with the current presentation.

The Group's results typically show some fluctuations between quarters. Lower revenues are generally recorded in the peak European and North American holiday periods of July/August and December and, consequently, revenues tend to be slightly higher in the first two quarters of the year than in the last two.

(EXPRESSED IN THOUSANDS OF EUROS - KEURs)

b) Spanish GAAP financial statements

In compliance with legal regulatory requirements, the Company's management also prepares as of September 30, 2004 selected consolidated financial information under Spanish GAAP. As a consequence of the difference in accounting principles, the consolidated net equity reflected under Spanish GAAP exceeds the net equity reflected under IFRS as of September 30, 2004 by approximately EURs 144.0 million and the net income reflected under Spanish GAAP is higher than the net income under IFRS for the nine-months ended September 30, 2004 by approximately EURs 4.3 million. As of and for the nine-month period ended September 30, 2003 these differences were approximately EURs 155.3 million and EURs (3.8) million, respectively. The main differences as of and for the nine-month periods ended September 30, 2004 and 2003 are due to the difference in accounting methods used in the acquisition in 1997 of Amadeus Data Processing and Co. KG ("Amadeus Operations KG"), the accounting for Treasury shares and other similar equity instruments, as well as the accounting for the equity related instruments (mainly the British Airways warrants issued by the Group which have expired during this quarter).

3. SEGMENT INFORMATION

The Group operates in the travel industry, and accordingly events that significantly affect the industry could also affect the Group's operations and financial position. The following geographical distribution of revenue is based primarily on the country where the bookings were made and, with respect to bookings made through the Group's CRS directly with airlines, based upon the home country of the airline:

	For the nine-month period ended September 30,	
	2004	2003
Europe	1,036,810	973,109
United States	133,983	141,297
Rest of the world	392,728	338,978
Total revenue	1,563,521	1,453,384

(EXPRESSED IN THOUSANDS OF EUROS - KEURs)

The following geographical distribution of assets is based on the country where the assets are located or relate to. The split of assets as of September 30, 2004 is as follows:

	Europe	US	Rest of the world	Assets used for general enterprise purposes	Total
Tangible assets, net	257,998	8,444	14,845	-	281,287
Intangible assets, net	283,114	67,445	15,029	216,931	582,519
Investments in associates	42,800	2,809	8,965	-	54,574
Total	583,912	78,698	38,839	216,931	918,380

The split of assets as of December 31, 2003 is as follows:

	Europe	US	Rest of the world	Assets used for general enterprise purposes	Total
Tangible assets, net	249,330	12,177	10,972	-	272,479
Intangible assets, net	255,727	85,722	14,558	200,045	556,052
Investments in associates	45,040	6,579	11,654	-	63,273
Total	550,097	104,478	37,184	200,045	891,804

Because of the interrelationships between the Group's geographical activities, it is not meaningful to geographically segment global results for the purposes of IAS 14.

(EXPRESSED IN THOUSANDS OF EUROS - KEURs)

4. TAXATION

The reconciliation between the statutory income tax rate in Spain and the effective income tax rate applicable to the Group as of September 30, is as follows:

	2004	2003
	%	%
Statutory tax rate in Spain	35.0	35.0
Effect of higher tax rates in other countries	0.5	0.7
Permanent differences due to goodwill amortization	2.8	3.9
Other permanent differences	1.9	0.8
Losses with no tax benefit recognition	2.4	1.6
Benefit from unrecognized losses used in current period	(2.7)	-
Other	0.1	(1.5)
Effective income tax rate	40.0	40.5

The effective tax rate has been calculated considering the best estimate available of the full-year effective tax rate and the tax rates currently in force in the different countries that conform the Group structure at the date of these interim financial statements. Due to the impact on the effective tax rate of non-deductible expenses as a percentage of income before taxes, any significant difference between the estimate and the final income before taxes achieved for the full-year could affect the final full-year effective tax rate.

(EXPRESSED IN THOUSANDS OF EUROS - KEURs)

5. RELATED PARTY BALANCES AND TRANSACTIONS

Below is a summary of significant balances and transactions with affiliates. All transactions with affiliates are carried out on an arm's length basis.

a) Accounts receivables - affiliates

The receivables are primarily for revenues earned from worldwide bookings made through the Amadeus CRS for flights on shareholders airlines. Total revenues earned by the Group from affiliates for the nine-month periods ended September 30, 2004 and 2003, were KEURs 390,071 and KEURs 386,918, respectively.

b) Loans receivable and advances - affiliates

Total interest earned by the Group from affiliates is KEURs 134 and KEURs 29 for the nine-month periods ended September 30, 2004 and 2003, respectively. Interest rates for these loans denominated in United States Dollars (USD) and Euros (EUR) ranged from 3.29% to 6.15% for the nine-month period ended September 30, 2004. Interest rates for the loans denominated in Swedish Kroner (SEK), United States Dollars (USD) and Euros (EUR) ranged from 3.12% to 4.14% for the nine-month period ended September 30, 2003.

c) Accounts payable - affiliates

The payables arise primarily from distribution fees due for bookings made through the shareholder airlines. Total operating expenses incurred by the Group with its affiliates are KEURs 203,884 and KEURs 215,691 for the nine-month periods ended September 30, 2004 and 2003, respectively.

(EXPRESSED IN THOUSANDS OF EUROS - KEURs)

6. ADDITIONAL INFORMATION

a) The Group's personnel expenses and number of employees were as follows:

	For the nine-month period ended September 30,	
	2004	2003
Gross personnel costs	293,852	286,895
Less amount capitalized	20,177	19,545
Net charge to income	273,675	267,350
Average number of employees	5,451	5,216

The amounts capitalized above represent the personnel cost component of internally generated assets (primarily software development projects).

Total costs capitalized for the nine-month periods ending September 30, 2004 and 2003 were of KEURs 46,188 and KEURs 40,402, respectively.

For 2003 period the average headcount has been recalculated using the period from acquisition to year-end instead of averaging across the full year.

b) The Group's net interest expense was as follows:

	For the nine-month period ended September 30,	
	2004	2003
Interest expense	8,248	13,308
Less interest income	3,660	1,471
Net interest expense	4,588	11,837

c) Research and development

Research and development costs are expensed as incurred, except for significant software projects that have reached development stage and are capitalized. The amount of research and development costs which has been expensed was KEURs 72,103 and KEURs 67,131 for the nine-month periods ended September 30, 2004 and 2003, respectively.

(EXPRESSED IN THOUSANDS OF EUROS - KEURs)

d) Allowances - accounts receivable

The Group has a total provision on its balance sheet for potentially uncollectible accounts receivable as of September 30, 2004 in the amount of KEURs 58,841, and as of December 31, 2003 in the amount of KEURs 48,637.

e) Stock Incentive Plans

Total expenses recognized relating to stock grants and employee stock purchase plans, including social costs, for the nine-month periods ending September 30, 2004 and 2003 were of KEURs 67 and KEURs 75, respectively. During the nine-month period ended September 30, 2004 the Group delivered 13,759 shares to participants in the employee stock purchase plan. As of September 30, 2004 the number of shares required in order to meet the obligations under the stock grant and option plans was of 2,722 and 11,580,862, respectively.

f) Warrants

The warrants issued by the Group relating to its class "A" shares as of December 31, 2003 and September 30, 2004 can be summarized as follows:

Cash settlement option	Number of warrants	
	As of September 30, 2004	As of December 31, 2003
Yes	-	5,900,000
No	4,768,000	4,768,000
	4,768,000	10,668,000

5,900,000 warrants issued in August 2000 as a result of certain commercial agreements in the IT services arena, have expired in August 2004 without exercise.

g) Treasury shares and other similar equity instruments

The components of the Treasury shares and other similar equity instruments caption were as follows:

	KEURs		Number of shares	
	As of September 30, 2004	As of December 31, 2003	As of September 30, 2004	As of December 31, 2003
Treasury shares	116,373	98,519	19,911,091	15,502,843
Equity swaps	-	28,380	-	4,500,000
	116,373	126,899	19,911,091	20,002,843

(EXPRESSED IN THOUSANDS OF EUROS - KEURs)

h) Other statement of income information

A pre-tax year-to-date gain of KEURs 59 and KEURs 2,664 is included in the "Other income" caption as a result of the variation in the fair value of the warrants and equity swaps mentioned above which contain cash settlement options as of September 30, 2004 and 2003, respectively.

The sale of the ownership in the German Travel Service company has produced a profit in the third quarter of KEURs 857 included in the "Other income" caption.

During the third quarter of 2004 Amadeus has recognised an exceptional amortization of software development to KEURs 3,335 related to a development software in the leisure area.

7. EARNINGS PER SHARE

The reconciliation of the weighted average number of shares and diluted weighted average number of shares outstanding as of September 30, 2004 and 2003 is as follows:

	Class "A" shares as of		Weighted average number of class "A" shares as of	
	September 30, 2004	September 30, 2003	September 30, 2004	September 30, 2003
Total shares issued	590,000,000	590,000,000	590,000,000	590,000,000
Treasury shares and other similar equity instruments (see note 6g)	(19,911,091)	(20,173,727)	(19,962,395)	(20,194,567)
Total shares outstanding	570,088,909	569,826,273	570,037,605	569,805,433
Dilutive effect of warrants, stock options and stock grants	751,274	815,806	768,273	833,453
Total number of diluted shares	570,840,183	570,642,079	570,805,878	570,638,886

	Class "B" shares as of		Weighted average number of class "B" shares as of	
	September 30, 2004	September 30, 2003	September 30, 2004	September 30, 2003
Total shares issued	219,983,100	219,983,100	219,983,100	219,983,100
Total shares outstanding	171,443,700	219,983,100	207,848,250	219,983,100
Total number of diluted shares	171,443,700	219,983,100	207,848,250	219,983,100

(EXPRESSED IN THOUSANDS OF EUROS - KEURs)

For the purposes of allocating earnings between the class "A" and class "B" shares, the assumption is made that the maximum economic rights attributable to the class "B" shares would be via the dividend calculation. Additionally, the assumption is made that 100% of the profits are paid out as dividends and the respective portion is allocated to the class "B" shares first and the remainder to the class "A" shares.

In the Annual General Shareholders´ meeting that has taken place in June 2004, it has been approved the redemption of 48,539,400 Class "B" shares, following the sale of 78,000,000 Amadeus Class "A" shares by Lufthansa on February 12, 2004.

The calculation of basic earnings per share (rounded to two significant digits) for the periods ended September 30 is as follows:

	2004	2003
Net income, in KEURs	178,033	132,308
Weighted average number of class "A" shares outstanding	570,037,605	569,805,433
Weighted average number of class "B" shares outstanding	207,848,250	219,983,100
Basic earnings per class "A" share, in EURs	0.31	0.23
Basic earnings per class "B" share, in EURs	-	-

The calculation of diluted earnings per share (rounded to two significant digits) for the periods ended September 30, is as follows:

	2004	2003
Net income, in KEURs	178,033	132,308
Weighted average number of diluted class "A" shares outstanding	570,805,878	570,638,886
Weighted average number of diluted class "B" shares outstanding	207,848,250	219,983,100
Diluted earnings per class "A" share, in EURs	0.31	0.23
Diluted earnings per class "B" share, in EURs	-	-

8. ADDITIONAL STATEMENT OF CASH FLOWS RELATED DISCLOSURE

The components of cash and cash equivalents as of September 30 are as follows:

	2004	2003
Cash on hand and balances with banks	54,172	26,792
Short-term investments	98,394	619
	152,566	27,411

(EXPRESSED IN THOUSANDS OF EUROS - KEURs)

9. INVESTMENTS IN SUBSIDIARIES AND ASSOCIATES

a) During the nine-month period ended September 30, 2004 the Group made the following investments in subsidiaries and associates:

i) Acquisitions:

- 42% interest in Amadeus Brasil Limited (total interest 76%).
- 50% interest in Travellink AB (total interest 85%).
- 20% interest in Comtec (Europe) Limited.
- 51% interest in Amadeus Bulgaria EOOD (total interest 100%).
- 55,36% in Opodo Limited (UK).

ii) Newly created companies:

- 100% interest in the NMC Amadeus Global Travel Distribution (Malta) Limited.
- 100% interest in the NMC Amadeus Saudi Arabia Limited.
- 50% Interest in Jordanian National Touristic Marketing Private Shareholding Company.

iii) Capital increases:

- Amadeus Hong Kong Ltd.
- Amadeus Marketing Ghana Ltd.
- Amadeus Marketing Austria, GmbH.
- Eviaggi.com SPA.

The main balance sheet impacts of these transactions are summarized below:

Net cash paid/(acquired) for current transactions	(10,658)
Conversion of debt to equity	2,565
Deferred consideration	42,000
Cash acquired as a result of current acquisition	34,945
Tax benefit on investments	(10,796)
Equity in net assets acquired	(13,023)
Excess purchase price	45,033
Allocation of fair value to net assets acquired	(8,487)
Goodwill	36,546

(EXPRESSED IN THOUSANDS OF EUROS - KEURs)

Following the 55.36% acquisition of Opodo Limited (UK), the following fair values were identified with respect to net assets acquired:

Purchased technology	21,900
Deferred income taxes payable	(6,570)
Allocation of fair value to net assets acquired	15,330
55.36% acquisition of Opodo Limited	8,487

Purchased technology is the capability obtained by the practical application of knowledge, processes, methods, tools and systems to serve the market need more efficiently. In the case of Opodo, it relates to its capability to operate the on-line travel web site providing a wide range of travel agency services.

On July 1st, 2004 we have completed the acquisition of a 55.36% controlling stake in Opodo Ltd., the leading pan-European online travel portal, for EURs62 million in cash. Opodo is managed under Amadeus umbrella and operates as a separate entity with its own board, and Opodo's nine existing airline owners remain as shareholders in the portal.

We were already the technology provider of Opodo and we had presence on its board since April 2003, by means of a Convertible Loan amounting to approximately to EURs52 million. Upon completion the conversion rights attached to the loan have terminated, and remain as a financial loan.

The reconciliation between the net cash paid for current acquisitions and the net cash invested in subsidiaries and associates is as follows:

Net cash paid/(acquired) for current acquisitions	(10,658)
Cash acquired related to the pre-existing ownership in Amadeus Brasil, Travellink and Bulgaria	(1,899)
Cash acquired related to Minority Interests	(26,914)
Net cash invested in subsidiaries and associates	(39,471)

b) During the nine-month period ended September 30, 2003 the Group made the following investments in subsidiaries and associates:

i) Acquisitions:

- 66% interest in Amadeus Germany GmbH (former Start Amadeus GmbH; total interest 100%).
- 35% interest in Amadeus Kuwait Company W.L.L.
- 30% interest in OPTIMS SA.

ii) Newly created companies:

- 100% interest in the NMCs Amadeus Global Travel Distribution Southern Africa Limited, Amadeus Marketing Romania S.R.L. and Amadeus East Africa.

(EXPRESSED IN THOUSANDS OF EUROS - KEURs)

The main balance sheet impacts of these transactions are summarized below:

Net cash paid for current acquisition	96,465
Deferred consideration	3,881
Cash acquired as a result of current acquisition	33,658
Tax benefit on investments	(16,041)
Equity in net assets acquired	(32,394)
Excess purchase price	85,569
Allocation of fair value to net assets acquired	(21,633)
Goodwill	63,936

Following the 66% acquisition of Amadeus Germany, the following fair values were identified with respect to net assets acquired:

Purchased technology	30,056
Purchased contracts	5,234
Deferred income taxes payable	(13,657)
Allocation of fair value to net assets acquired	21,633

In the case mentioned above, purchased technology relates to the combination of the traditional Amadeus Global Distribution System (GDS) technology integrated with Amadeus Germany's local platform, granting Amadeus a unique platform unchallenged to date in the German market. This asset is being amortized applying the straight-line method, based on the expected service life, which in this case is 10 years.

Purchased technology related to the original 34% acquisition, amounting to KEURs 11,632 has been transferred to the Purchase technology caption in the Balance Sheet.

The reconciliation between the net cash paid for the acquisition of the 66% interest and the net cash invested in subsidiaries and associates is as follows:

Net cash paid for current acquisitions	96,465
Cash acquired related to the pre-existing ownership in Amadeus Germany	(17,339)
Net cash invested in subsidiaries and associates	79,126

Amadeus Global Travel Distribution, S.A.

Report on agreed-upon procedures with respect to the reconciliation of the consolidated shareholders' equity and net income for the nine-months periods ended September 30, 2004 and 2003 as included in the interim consolidated financial statements prepared under International Financial Reporting Standards And those prepared in accordance with Generally Accepted Accounting Principles in Spain.

RECONCILIATION OF IFRS CONSOLIDATED FINANCIAL STATEMENTS TO SPANISH GAAP FINANCIAL STATEMENTS WITH REGARD TO NET INCOME AND SHAREHOLDERS' EQUITY.

Amadeus Global Travel Distribution, S.A. ("the Company") and its consolidated subsidiaries ("the Group") prepare consolidated annual accounts in accordance with generally accepted accounting principles in Spain (Spanish GAAP). The Group also prepares consolidated financial statements in accordance with International Financial Reporting Standards ("IFRS"). In general, the classifications of balances in the financial statements differ under Spanish GAAP and International Financial Reporting Standards and different levels of disclosure are also required in the respective notes. Furthermore, under Spanish GAAP it is not obligatory to include statements of cash flow, nor a calculation of earnings per share.

The main differences affecting net income and shareholders' equity for nine-month periods ended September 30, 2004 and 2003 are set out below. Figures are expressed in thousand (K) Euros.

Reconciliation of Net Income

	Note	For the nine-month periods ended September 30, 2004	2003
		(Unaudited)	
Net Income-Spanish GAAP		**182,379**	**128,540**
Adjustments for IFRS purposes:			
Acquisition of Amadeus Operations KG	1	17,868	17,482
Treasury shares and other similar equity instruments	2	(3,371)	(15,838)
Public Offering expenses	3	2,391	2,389
Unrealised exchange gains	4	(1,595)	1,466
Accounting for financial instruments	5	(1,433)	(1,094)
Equity related instruments	6	(19,036)	(637)
Impact new acquisitions (after 31/03/04)	7	830	-
Net Income-IFRS		**178,033**	**132,308**

Reconciliation of Shareholders' Equity

	Note	For the nine-month periods ended September 30, 2004 (Unaudited)	2003
Shareholders' equity Spanish GAAP		**1,037,542**	**887,222**
Adjustments for IFRS purposes:			
Acquisition of Amadeus Operations KG	1	(77,105)	(97,681)
Treasury shares and other similar equity instruments	2	(93,405)	(110,780)
Public Offering expenses	3	(122)	(3,318)
Unrealised exchange gains	4	5,576	6,361
Accounting for financial instruments	5	7,455	12,538
Equity related instruments	6	12,805	37,603
Impact new acquisitions (after 31/03/04)	7	830	-
Shareholders' equity-IFRS		**893,576**	**731,945**

Explanatory analysis of differences

1. Acquisition of Amadeus Operations KG

   In accordance with IFRS, the acquisition of Amadeus Data Processing GmbH and Co. KG (Amadeus Operations KG - a German company), which took place at the end of 1997, was accounted for in a manner similar to a pooling of interests. Accordingly, the prior periods' financial statements, prepared in accordance with IFRS, included the combined results of operations, financial position and cash flows of Amadeus Operations KG as though it had always been a subsidiary of the Company. The price paid to the shareholders was accounted for as a reduction in shareholders' equity (retained earnings), while the deferred tax asset corresponding to the tax credit for the future amortization of goodwill was accounted for as an increase in shareholders' equity (retained earnings). In accordance with Spanish GAAP, this transaction was accounted for as an acquisition, recording the resulting goodwill, which is being amortized over a period of 10 years.

2. Treatment of acquired Treasury shares and other similar equity instruments

   In accordance with IFRS, Treasury shares and other similar equity instruments must be shown in the balance sheet as a deduction from Shareholders' equity. Under Spanish GAAP, Treasury shares and other similar equity instruments (see description in note 6e)), which are primarily designated to cover specific commitments, are presented as assets and valued at the lower of cost or market.

3. Public Offering expenses

   In accordance with IFRS, expenses relating to the Public Offering for subscription of shares are considered as a reduction in Shareholders' equity and deducted from additional paid-in capital. Under Spanish GAAP, such expenses are capitalised and amortised over a period of five years.

4. Unrealized exchange gains

In accordance with IFRS, unrealized exchange gains are recognized currently in the statement of income. Under Spanish GAAP, in general terms, unrealized exchange gains are deferred until they are realized.

5. Accounting for financial instruments

The Group uses derivative financial instruments to hedge certain currency and interest rate exposures. Under IFRS, all of these derivatives, whether designated as hedges or not, are recorded at fair value as follows:

a) Cash flow hedges (i.e. forecasted foreign currency revenue flows or future floating interest expense flows): Effective gains or losses resulting from re-measurement to fair value are included directly in retained earnings. Amounts shall remain in equity until the committed or forecasted transaction occurs, at which point they will be reclassified to earnings in the Revenue caption. Ineffective gains or losses are recorded directly in the statement of income in the exchange gains and losses caption.
b) Hedges of the net investment in a foreign entity: Effective gains or losses resulting from re-measurement to fair value are included in cumulative translation adjustments. Ineffective gains or losses are recorded directly in the statement of income in the exchange gains and losses caption.
c) No hedge accounting: Gains or losses from derivatives not designated or qualifying for hedging treatment are accounted for directly in the statement of income in the exchange gains and losses caption.

For Spanish GAAP, these derivative instruments are accounted for as follows:

a) Cash flow hedges (i.e. forecasted foreign currency revenue flows or future floating interest expense flows): No re-measurement to fair value is performed until the committed or forecasted transaction occurs (except for monetary assets or liabilities which are designated as hedges of future cash flows, in which case effective gains and losses resulting from re-measurement are deferred until the future forecasted transaction occurs). When the underlying transaction occurs, unrealised gains and losses obtained from re-measurement to fair value are accounted for in the statement of income to the extent that the revaluation of the underlying asset or liability is also included in the statement of income. Ineffective unrealized gains are deferred on the balance sheet and ineffective unrealized losses are recognized directly in the statement of income.
b) Hedges of the net investment in foreign entities: Effective gains or losses obtained from re-measurement to fair value are included in cumulative translation adjustments. Ineffective unrealized gains are deferred on the balance sheet and ineffective unrealized losses are included in the statement of income.
c) Hedges of monetary assets and liabilities: For consistency purposes with respect to the valuation of the underlying assets and liabilities, unrealized losses obtained from re-measurement to fair value are deferred, and unrealized gains are recorded on the statement of income.
d) No hedge accounting: Unrealized losses from derivatives not designated or qualifying for hedging treatment are accounted for directly in the statement of income, whereas unrealized gains are recorded as deferred income on the balance sheet.

6. Equity related instruments

In conjunction with certain transactions the Group is party to certain equity related instruments. Under IFRS these equity related instruments are accounted for as follows:

a) Warrants issued by the Group, where the holder has the right to request settlement in cash, are stated at market value, with unrealised gains or losses recorded in the statement of income.
b) Warrants issued by the Group, where the holder does not have the right to request settlement in cash, are stated at market value and are accounted for as additional paid-in capital, with no subsequent recognition of movements in fair value.
c) Warrants or options received on shares of other companies are recorded as derivative financial assets, and measured initially at cost, which is the fair value of the consideration given. Subsequent re-measurement of the fair value of these financial assets is performed at their fair values and unrealized gains or losses are included in the statement of income. When fair value cannot be reliably determined, these derivative financial assets are reflected in the balance sheet at cost.
d) Investments in companies over which the Group does not have significant influence or control are recorded as financial assets available-for-sale, and measured at their fair values, with unrealized gains or losses recorded in the statement of changes in shareholders' equity. When fair value cannot be reliably determined, these investments are reflected in the balance sheet at cost.
e) Equity swap agreements, entered into in order to manage the exposure to a rise in the Group's share price with respect to warrants issued, are considered as derivative financial instruments when they include interim cash settlement features that are in substance similar to a form of collateral, and therefore do not qualify as an equity instrument. In such cases, unrealized gains or losses arising from re-measurement to fair value are recorded in the statement of income. However, when no interim cash settlement feature exists, the equity swap agreements qualify as equity instruments and the underlying shares are treated similar to Treasury shares and are presented as a reduction in shareholders' equity.

For Spanish GAAP purposes, in general, these equity related instruments are stated at market value as of the balance sheet date. Unrealised losses are accounted for in the statement of income and unrealised gains are recorded as deferred income on the balance sheet. However, the following additional items should be mentioned with respect to the sections referred to above: b) - this section does not apply as the existence of a cash settlement option is irrelevant for Spanish GAAP, and, therefore, all warrants issued are stated at market value as described previously in this paragraph; d) - investments in companies over which the Group does not have significant influence are accounted for at the lower of cost or market; and e) - the differences in accounting for equity instruments treated similar to Treasury shares are described in section 2.

7. Impact of new acquisitions (after 31/03/04)

In accordance with IFRS 3, goodwill arising from new acquisitions made after March 31, 2004 will not be amortized but will be subject to periodic impairment tests and any resulting losses will be recognized in the statement of income. Under Spanish GAAP, the aforementioned goodwill is amortized lineally over 4-10 years.

Management Discussion and Analysis of financial conditions and results of operations for the quarter and nine months ended 30 September 2004

Summary

- Total bookings up 2% versus Q3 2003
- Revenues up 5.6%, to EUR 508.1m
- Net income up 16.9% to EUR 49.5m
- Opodo consolidated from July contributes with EBITDA loss of EUR 8.4m

Third quarter highlights (for the three months ended 30 September 2004)

Total revenue for the quarter ended 30 September 2004, was EUR 508.1m, representing an increase of 5.6% or EUR 27.1m compared with the same period in 2003.

Total bookings for the quarter were 108.7m, representing an increase of 2% with respect to the same period of 2003.

Amadeus Germany leisure bookings amounted to 10.7m, a 4.2% reduction compared to 11.2m last year. This is principally due to a continuous shift to direct distribution in the rail category that accounts for approximately 70% of such bookings.

Excluding leisure volumes from Amadeus Germany, bookings increased 2.7%. This increase was mainly driven by a 7.6% improvement outside of Europe and North America. Europe reported an increase of 2.2% while North America a decrease of 6.7% respectively. By segment, air bookings grew 2.8%, compared to non-air which improved by 1.5%.


Booking Evolution
million bookings
110
100
90
80
70
6.3
89.1
+1.5%
+2.8%
6.4
91.6
2003
2004
Air
Non air

Booking revenue increased 1.2% or EUR 4.3m to EUR 368.4m over the same period of last year.

Non booking fee revenue increased EUR 22.7m or 19.4% to EUR 139.8m. This was principally due to increases in online travel agencies revenues, mainly Opodo.


Revenues
600
400
200
0
€m
117.0
364.0
+19.4%
+1.2%
139.8
368.4
2003
2004
Booking
Non Booking

Operating expenses for the quarter were EUR 427.5m, representing an increase of 7.1% over the same period in 2003.

Cost of sales increased by 6.1% or EUR 23.1m to EUR 403.0m. This is mainly due to increases in variable costs of distribution related to higher booking levels as well as to new fully consolidated companies, most notably Opodo.

Selling, general and administrative expenses increased EUR 5.2m or 26.6% over the prior year to EUR 24.6m. Excluding the movement in the provision for doubtful debts, SG&A increased EUR 2.1m, representing 3.8% of revenues compared to 3.6% last year.

Operating income for the quarter was EUR 80.6m, down 1.5% compared with EUR 81.8m for the same period in 2003. Operating margin as a result also worsened by 1.1 p.p to 15.9%.

During the quarter, we were able to protect EBITDA from the US dollar depreciation due to our hedging activity. Despite this, **EBITDA** for the quarter was EUR 134.3m, down 5% or EUR 7.1m mainly due to the consolidation of Opodo.


EBITDA
175
150
125
100
75
50
25
0
€m
141.4
-5.0%
134.3
2003
2004

Results from associates for the quarter, before amortisation of goodwill of EUR 4.7m, were gains of EUR 2.8m compared with losses of EUR 0.1m for the same quarter in 2003.

Net income for the quarter was EUR 49.5m, representing an increase of 16.9% compared with EUR 42.3m last year. This growth was helped by the aforementioned improvement in associate results together with lower interest expense and favourable minority interests, mainly due to Opodo.


Net Income
€m
60
50
40
30
20
10
0
42.3
+16.9%
49.5
2003
2004

Year to date highlights (for the nine months ended 30 September 2004)

Total revenue for the nine months ended 30 September 2004 was EUR 1,563.5m, representing an increase of 7.6% or EUR 110.1m compared with the same period in 2003.

Comparable bookings were 314.6m, representing an increase of 7.7% with respect to last year.

Amadeus Germany leisure bookings amounted to 32.8m, compared to 26.1m which last year represented seven months only.

By region, bookings grew 16.7% outside Europe and North America which rose by 5.2% and 4.1% respectively. By segment, air bookings increased by 8% versus 4.2% for non-air.


Booking Evolution
million bookings
350
300
250
200
+4.2
22.2
+8.0%
270.6
292.3
2003
2004
Air
Non air

Booking revenue increased by 6.4% or EUR 71.0m to EUR 1,174.8m over the same period of last year. This was principally due to the 7.7% increase in comparable booking volume, partially offset by adverse foreign exchange variances.

Non booking fee revenue increased EUR 39.2m or 11.2% to EUR 388.7m. Within this, e-commerce revenues improved 188%, mainly due to the acquisition of Opodo.



Revenues
2000
1750
1500
1250
1000
750
500
€m
349.5
1,103.9
+11.2%
+6.4%
388.7
1,174.8
2003
2004
Booking
Non Booking

Operating expenses for the nine months of the year were EUR 1,260.0m, representing an increase of 5% over the same period in 2003.

Cost of sales increased by 5.1% or EUR 57.6m to EUR 1,197.8m. This has been mainly due to increases in variable costs of distribution resulting from increases in bookings; together with the full-year impact of Amadeus Germany as well as some more recently fully consolidated companies, most notably Opodo.

Selling, general and administrative expenses increased EUR 2.1m or 3.5% over the prior year to EUR 62.3m. Excluding the movement in the provision for doubtful debts, SG&A increased EUR 2.3m, representing 3.4% of revenues compared to 3.5% last year.

Operating income year to date was EUR 303.5m, up 19.9% compared with EUR 253.1m for the same period in 2003. Operating margin also improved 2 p.p to 19.4%.

EBITDA year to date was EUR 451.4m, up 10.3% or EUR 42.2m. Margin improved 0.7 p.p. to 28.9%. During the year, we have been able to protect EBITDA from the US dollar depreciation due to our hedging activity.



EBITDA
500
400
300
200
100
0
€m
409.2
+10.3%
451.4
2003
2004

Results from associates before amortisation of goodwill of EUR 10.9m, were gains of EUR 3.8m compared with losses of EUR 1.0m last year.

Net income for the first nine months of 2004 was EUR 178.0m, an increase of 34.6% compared with EUR 132.3m for the same period in 2003. This growth was helped by the aforementioned improvement in associate results together with lower interest expense and favourable minority interests, mainly due to Opodo.



Net Income
200
175
150
125
100
75
50
25
0
€m
132.3
+34.6%
178.0
2003
2004

Provision for Taxes

Our best estimation of the accounting effective tax rate for the full year has increased to 40% (vs. 39% reported in prior quarter). This increase is due to the consolidation of Opodo's losses. More specifically, although 100% of Opodo's losses are consolidated at pre-tax level, only the portion of these losses reflecting our current shareholding (55.4%) qualifies for tax credit at Group level. For that reason, the effective tax rate has increased to 42.6% for this specific quarter.

Outlook

In light of results-to-date and expectations for the fourth quarter, management has revised its year-end forecast for Net income up to the region of EUR 210m. The previous guidance given on booking levels and revenues remains unchanged.

3rd Quarter 2004 - Operating Highlights

Operating highlights for the third quarter ended 30 September 2004 include:

Travel Distribution

- Amadeus signed a global partnership agreement with **RADIUS**, one of the world's largest travel management companies, with 4,600 member travel agencies and sales of over USD 17.3 billion. Amadeus will provide RADIUS with a common technology platform to enable the group to standardise work processes across its network.

- Amadeus released the latest version of **Vista**, the travel agency sales platform. Amadeus Vista is the only agency sales tool on the market to offer booking and Passenger Name Record (PNR) integration together with GDS and web content. This enables the travel agent to integrate all services, from the GDS or the internet, seamlessly into a PNR, which can be transmitted to an agency's mid and back office. As a truly global platform, Amadeus Vista is the most widely deployed browser-based desktop solution for travel professionals used at more than 61,000 points of sale worldwide.

- Amadeus extended its distribution reach even further with the official launch of **Amadeus Indonesia** in August. This further establishes Amadeus as Asia Pacific's largest and fastest growing travel reservations system, investing more in the region than any other GDS.

- **Hotels:** bookings from January to September 2004 were 13% up on the same period 2003. Amadeus Hotels launched an upgraded **Hotels Pricing Display** which leads the industry in providing simple, accurate pricing information to travel agents. The display, developed in partnership with leading travel agencies, including TQ3, Carlson Wagonlit and BTI, provides a Total Estimated Price which adds all taxes and surcharges to the basic price. Thus travel agents can be confident that their customers will receive no surprises at check-out time.

- **Cruise:**
  - **Cruise Holidays**, North America's largest cruise travel agency network, signed a commercial agreement with Amadeus for the provision of Amadeus Cruise booking tool.
  - In the UK, Amadeus has signed 50 new cruise customers this year.

- **Insurance:** Amadeus signed a commercial agreement with **ISAAF Mondial Assurance** for Morocco.

- **Rail: Amadeus CitySwift** e-ticketing was launched in August with Arlanda Express and Finnair as pilot providers. Amadeus CitySwift is a niche product developed by the Amadeus Rail team targeted at Airport Express rail providers. Since August, when e-ticketing was introduced, bookings have grown 186% month-on-month.

- **Cars:** Amadeus Cars, together with **Europcar**, successfully launched e-vouchers in the French market while **Hertz** joined this pilot phase in August.

IT Services

- **Qantas** cut over to **Altéa Plan** in September. Australia's largest domestic and international airline, Qantas, became the first airline in the world to process its yield, pricing and inventory via Altéa Plan. Over four months, the entire inventory of Qantas and 16 other airlines[1] hosted on its inventory system was successfully moved to Altéa Plan, paving the way for major improvements in Qantas' business technology processes.

- In the second half of September, **British Airways** began its migration to **Altéa Plan**, which is on schedule to be completed in March 2005.

- **TACA** (Air Transport of the American Continent) a leading Latin American airline, selected **Altéa Sell** and **e-Travel® Planitgo** to drive worldwide sales through all distribution channels: airport and city ticket offices, call centres, travel agencies and TACA.com.

- The German carrier, **dba**, became the fourth airline to sign for Amadeus' new generation inventory management system, **Altéa Plan**, joining launch customers Qantas, British Airways and Finnair. Altéa Plan is fully synchronised with dba's existing sales and reservation system, **Altéa Sell**.

---

[1] *(Australian Airlines, Macair, Sunshine Express, Air Marshall Islands, Airlink, Air Pacific, Solomon Airlines, National Jet, Air Vanuatu, Air Fiji, Polynesian Airlines, Airnorth, O'Connor Airlines, Norfolk Jet Express, Brindabella and Aeropelican)*

E-commerce

- Amadeus e-Travel bookings grew by 68% in Q3 2004 compared with the same period in 2003.

- Bookings processed by **e-Travel Planitgo's** over 60 airline customers grew by 77%.

- In September, **Lufthansa** chose **e-Travel** and **IBM** to build and run its next generation internet portal. e-Travel will provide and operate the overall booking and faring solution and IBM will supply the consulting, solution development, maintenance and hosting operations. Together the two companies will provide the infrastructure, middleware and network technologies for the entire project.

- Bookings for **e-Travel® Aergo,** e-Travel's global corporate booking solution, grew 81% worldwide year-to-date compared to the same time period in 2003 and 74% in the third quarter 2004 when compared with the third quarter last year.

- **Total**, the world's fourth-largest oil and gas company and a world-class chemicals manufacturer, **Thales**, an international electronics and systems group, serving defence, aerospace, services and security markets, **Bavaria-Lloyd Reisebuero for BMW Group** and **Siam Cement**, Thailand's largest industrial conglomerate, all signed up for **Aergo** in this period.

- To provide dedicated geographical support for online corporate travel management in Australia and New Zealand, e-Travel launched a business unit in Sydney. This location joins other existing fully dedicated units in France, the UK, Scandinavia, Germany, Italy, Benelux, Bangkok and the US.

- More travellers than ever are logging on to get real-time web access to their travel itineraries using **e-Travel® Checkmytrip**, with visitors to **www.checkmytrip.com** up 67% in the third quarter of this year.

Dow Jones Sustainability Index

In September, Amadeus, joined the ***Dow Jones Sustainability World Index*** (DJSI World), the first global index tracking the performance of sustainability-driven companies. In addition, Amadeus was again included in the Pan-European equivalent, the ***Dow Jones Sustainability STOXX*** (DJSI STOXX). These indices track companies which create long-term shareholder value by embracing opportunities and managing risks deriving from economic, environmental and social developments.

Amadeus is the only GDS represented in both **DJSI World** and **DJSI STOXX**, in the Technology category.

Opodo

- July and August were record months for Opodo with **gross sales** reaching an all time high. Sales for August were **over 60% up** on August 2003. This was helped by strong growth in the French & German package holiday sales, however all products performed well; with UK air bookings well up on last year.

- In September Opodo signed a Management Services Agreement with **eviaggi.com** to take over the operational management of the Amadeus-owned **Italian internet travel agency**. During the next few months they will be looking at a potential deeper integration of Opodo's products and services with eviaggi, to maximise the synergies between the two companies.

- In August, Opodo unveiled an enhanced **hotel service** designed to make it even easier for customers to find and book hotel accommodation on the Opodo sites.

- **Simon Vincent** was appointed **Chief Executive Officer** of **Opodo,** effective 1 November. Simon has over 20 years' experience in the travel and financial services industries, 15 of which were with Thomas Cook UK. Latterly he has been working with private equity companies on management buy-in opportunities within the leisure industry.

Selected financial information and operating statistics
For the three month period ended 30 September, 2004
(Expressed in thousands of EUROs unless indicated)

	For the three month period ended 30 September		
	2004 (Unaudited)	2003 (Unaudited)	% change
Revenue	508,142	481,064	5.6%
Cost of sales	402,951	379,803	6.1%
Selling, general and admin. expenses	24,593	19,428	26.6%
Total operating expenses	427,544	399,231	7.1%
Operating income	**80,598**	**81,833**	**(1.5%)**
Other income (expense)			
Interest expense, net	(188)	(3,905)	(95.2%)
Exchange gains (losses)	574	(772)	n/a
Other	1,064	399	166.7%
Income before income taxes	**82,048**	**77,555**	**5.8%**
Income taxes	34,950	31,410	11.3%
Income after taxes	**47,098**	**46,145**	**2.1%**
Equity in earnings (losses) from associates	(1,855)	(3,802)	(51.2%)
Equity in earnings (losses) from discontinued Operations of associates	0	0	n/a
Minority interests	4,244	(6)	n/a
Net income	**49,487**	**42,337**	**16.9%**
Other information			
Operating margin	15.9%	17.0%	(1.1 pp)
EBITDA (1)	**134,278**	**141,372**	**(5.0%)**
EBITDA margin	**26.4%**	**29.4%**	**(3.0 pp)**
Goodwill amortisation in Operating Expenses	6,003	16,855	(64.4%)
Goodwill amortisation in Associates	4,655	3,655	27.3%
Total Goodwill Amortisation	**10,658**	**20,510**	**(48.0%)**
Booking information by Category (2)			
Air bookings	**91,598**	**89,105**	**2.8%**
Non air bookings	6,371	6,278	1.5%
Amadeus Germany Leisure bookings	10,742	11,211	(4.2%)
Total non air bookings	**17,113**	**17,489**	**(2.1%)**
Total Bookings	**108,711**	**106,594**	**2.0%**
Total Bookings excluding Amadeus Germany Leisure bookings	**97,969**	**95,383**	**2.7%**
Booking information by Region (2)			
North America (3)	**8,817**	**9,449**	**(6.7%)**
Europe	62,202	60,883	2.2%
Amadeus Germany Leisure bookings	10,742	11,211	(4.2%)
Total Europe	**72,944**	**72,094**	**1.2%**
Rest of the world (ROW)	**26,950**	**25,051**	**7.6%**
Total Bookings	**108,711**	**106,594**	**2.0%**

(1) EBITDA calculated as follows: operating income + operating depreciation and amortisation.

(2) These number of bookings are net of cancellations made as of the end of the applicable period and before any estimate of future cancellations of bookings outstanding (such as for bookings not yet used or cancelled). In thousands of bookings.

(3) North America includes: USA, Canada & Pacific Islands.

Selected financial information and operating statistics
For the nine month period ended 30 September, 2004
(Expressed in thousands of EUROs unless indicated)

	For the nine month period ended 30 September		
	2004 (Unaudited)	2003 (Unaudited)	% change
Revenue	1,563,521	1,453,384	7.6%
Cost of sales	1,197,792	1,140,157	5.1%
Selling, general and admin. expenses	62,258	60,137	3.5%
Total operating expenses	1,260,050	1,200,294	5.0%
Operating income	**303,471**	**253,090**	**19.9%**
Other income (expense)			
Interest expense, net	(4,588)	(11,837)	(61.2%)
Exchange gains (losses)	487	(398)	n/a
Other	937	2,565	(63.5%)
Income before income taxes	**300,307**	**243,420**	**23.4%**
Income taxes	120,071	98,585	21.8%
Income after taxes	**180,236**	**144,835**	**24.4%**
Equity in earnings (losses) from associates	(7,133)	(12,477)	(42.8%)
Equity in earnings (losses) from discontinued Operations of associates	0	0	n/a
Minority interests	4,930	(50)	n/a
Net income	**178,033**	**132,308**	**34.6%**
Other information			
Operating margin	19.4%	17.4%	2.0 pp
EBITDA (1)	**451,423**	**409,230**	**10.3%**
EBITDA margin	**28.9%**	**28.2%**	**0.7 pp**
Goodwill amortisation in Operating Expenses	19,628	28,866	(32.0%)
Goodwill amortisation in Associates	10,922	11,484	(4.9%)
Total Goodwill Amortisation	**30,550**	**40,350**	**(24.3%)**
Booking information by Category (2)			
Air bookings	**292,331**	**270,627**	**8.0%**
Non air bookings	22,247	21,345	4.2%
Amadeus Germany Leisure bookings	32,785	26,121	25.5%
Total non air bookings	**55,032**	**47,466**	**15.9%**
Total Bookings	**347,363**	**318,093**	**9.2%**
Total Bookings excluding Amadeus Germany Leisure bookings	**314,578**	**291,972**	**7.7%**
Booking information by Region (2)			
North America (3)	**29,901**	**28,710**	**4.1%**
Europe	205,337	195,267	5.2%
Amadeus Germany Leisure bookings	32,785	26,121	25.5%
Total Europe	**238,122**	**221,388**	**7.6%**
Rest of the world (ROW)	**79,340**	**67,995**	**16.7%**
Total Bookings	**347,363**	**318,093**	**9.2%**

(1) EBITDA calculated as follows: operating income + operating depreciation and amortisation.

(2) These number of bookings are net of cancellations made as of the end of the applicable period and before any estimate of future cancellations of bookings outstanding (such as for bookings not yet used or cancelled). In thousands of bookings.

(3) North America includes: USA, Canada & Pacific Islands.

aMaDEUS

Press Release

Third Quarter 2004 Results[1]

(For the period 1 July to 30 September 2004)

AMADEUS CONTINUES 2004 TREND OF STEADY GROWTH

Net income for the quarter increased 16.9% year-on-year with revenue increasing by 5.6% compared with the same period in 2003

Full-year net income forecast is increased to EUR 210 million

Commenting on the results, **José Antonio Tazón**, President and CEO of Amadeus, said:

"During this quarter we have seen overall bookings increase by 2% to 108.7 million compared with the same period last year. This is a good result when you consider that last year's third quarter bookings were strong as the market rebounded from the crises earlier in 2003. Year to date bookings have grown by 9.2% compared with last year.

This encouraging growth in our distribution business has been led by markets in regions such as Asia Pacific, Middle East and Africa or Eastern Europe. Amadeus is uniquely well positioned in these growth travel markets, evidenced by a 7.6% increase in bookings outside Europe and North America.

"This quarter has seen a continuing healthy evolution of our diversification. In our growing IT solutions business line Qantas has become the first airline in the world to process its yield, pricing and inventory on our Altéa Plan solution. And once again bookings for our e-commerce business grew significantly: this quarter by 58.1%.

"Total revenues rose by 5.6% for the quarter, while non-booking fee revenue was up 19.4% year on year and e-commerce revenues increased 100.6%. This last was largely due to the incorporation of revenue from Opodo, now fully consolidated into Amadeus' results.

Net income for the quarter increased by 16.9% to EUR 49.5 million and we are raising our full-year net income forecast to EUR 210m."

Madrid: Monday, 15 November 2004

For further information please contact:

Edward P. Ross
Corporate and Marketing Communication
Amadeus
Tel. : +34 91 582 0160
Fax : +34 91 582 0188
E-Mail: externalcommunication@amadeus.net
Web: www.amadeus.com

Alejandra Moore Mayorga
Grupo Albión
Tel: +34 91 531 23 88
Mobile: +34 670 799 335
Email: amoore@grupoalbion.net

[1]Based on International Financial Reporting Standards (IFRS), previously called International Accounting Standards (IAS); figures unaudited.

3rd Quarter 2004 Results [2]

(For the three months ended 30 September 2004)

Based on International Financial Reporting Standards (IFRS); 2004 figures not audited

Madrid, 15 November 2004: Amadeus (AMS: Madrid), the leading global distribution system (GDS) and travel industry technology provider, today reported its third quarter results for the period ended 30 September 2004.

3rd Quarter 2004 Financial Highlights (to 30 September 2004)

(in million EUR)	Q3 2004	Q3 2003	Growth %
Total Bookings (millions)	108.7	106.6	2.0%
Total Bookings (millions) *excl. German Leisure*	98.0	95.4	2.7%
Revenues	508.1	481.1	5.6%
EBITDA (1)	134.3	141.4	- 5.0%
Net income	49.5	42.3	16.9%

(1) EBITDA = operating income + operating depreciation and amortisation.

In travel distribution, total **bookings**[3] grew by 2%. Amadeus' market share in travel agency air reservations grew slightly year-on-year with the company retaining its position of global leadership.

Total **revenue** increased by 5.6% to EUR 508.1m. Booking fee revenue grew 1.2% driven principally by the increase in travel volumes. Non-booking fee revenue (some 28% of total revenue) increased by 19.4% to EUR 139.8m. Including Opodo, net income for the quarter rose by 16.9% to EUR 49.5 million.

Consolidation of Opodo

This is the first quarter in which Opodo has been fully consolidated into Amadeus' results. This was a benefit to the revenue stream (Opodo contributed EUR 11.9m revenue in the quarter) but signified a negative impact on cost shown in the EBIT and EBITDA results. Excluding Opodo, EBIT grew by 11% to EUR 90.8m.

For transparency and comparison purposes the following table shows how the consolidation of Opodo has impacted Amadeus' results for the quarter:

(in million EUR)	Q3 2004 (Incl. Opodo)	Q3 2003	Growth %	Q3 2004 (Excl. Opodo)	Growth %
Bookings	108.7	106.6	2.0%	108.7	2.0%
Revenues	508.1	481.1	5.6%	496.3	3.2%
EBITDA *(% margin)*	134.3 *26.4%*	141.4 *29.4%*	-5.0% *-3 pp*	142.7 *28.7%*	0.9% *-0.6 pp*
EBIT *(% margin)*	80.6 *15.9%*	81.8 *17.0%*	-1.5% *-1.1 pp*	90.8 *18.3%*	11.0% *1.3 pp*
Net Income	49.5	42.3	17.0%	53.1	25.4%

Outlook

In light of results-to-date and expectations for the fourth quarter, management have revised its year-end forecast for Net income up to the region of EUR 210m. The previous guidance given on booking levels and revenues remains unchanged.

[2] All percentage changes are compared with Q3 2003, unless otherwise stated.
[3] Includes Amadeus Germany Leisure Bookings, now fully consolidated.

3rd Quarter 2004 - Operating Highlights

Operating highlights for the third quarter ended 30 September 2004 include:

Travel Distribution

- Amadeus signed a global partnership agreement with **RADIUS**, one of the world's largest travel management companies, with 4,600 member travel agencies and sales of over USD 17.3 billion. Amadeus will provide RADIUS with a common technology platform to enable the group to standardise work processes across its network.

- Amadeus released the latest version of **Vista**, the travel agency sales platform. Amadeus Vista is the only agency sales tool on the market to offer booking and Passenger Name Record (PNR) integration together with GDS and web content. This enables the travel agent to integrate all services, from the GDS or the internet, seamlessly into a PNR, which can be transmitted to an agency's mid and back office. As a truly global platform, Amadeus Vista is the most widely deployed browser-based desktop solution for travel professionals used at more than 61,000 points of sale worldwide.

- Amadeus extended its distribution reach even further with the official launch of **Amadeus Indonesia** in August. This further establishes Amadeus as Asia Pacific's largest and fastest growing travel reservations system, investing more in the region than any other GDS.

- **Hotels:** bookings from January to September 2004 were 13% up on the same period 2003. Amadeus Hotels launched an upgraded **Hotels Pricing Display** which leads the industry in providing simple, accurate pricing information to travel agents. The display, developed in partnership with leading travel agencies, including TQ3, Carlson Wagonlit and BTI, provides a Total Estimated Price which adds all taxes and surcharges to the basic price. Thus travel agents can be confident that their customers will receive no surprises at check-out time.

- **Cruise:**
  - **Cruise Holidays**, North America's largest cruise travel agency network, signed a commercial agreement with Amadeus for the provision of Amadeus Cruise booking tool.
  - In the UK, Amadeus has signed 50 new cruise customers this year.

- **Insurance:** Amadeus signed a commercial agreement with **ISAAF Mondial Assurance** for Morocco.

- **Rail: Amadeus CitySwift** e-ticketing was launched in August with Arlanda Express and Finnair as pilot providers. Amadeus CitySwift is a niche product developed by the Amadeus Rail team targeted at Airport Express rail providers. Since August, when e-ticketing was introduced, bookings have grown 186% month-on-month.

- **Cars:** Amadeus Cars, together with **Europcar**, successfully launched e-vouchers in the French market while **Hertz** joined this pilot phase in August.

IT Services

- **Qantas** cut over to **Altéa Plan** in September. Australia's largest domestic and international airline, Qantas, became the first airline in the world to process its yield, pricing and inventory via Altéa Plan. Over four months, the entire inventory of Qantas and 16 other airlines[4] hosted on its inventory system was successfully moved to Altéa Plan, paving the way for major improvements in Qantas' business technology processes.

- In the second half of September, **British Airways** began its migration to **Altéa Plan**, which is on schedule to be completed in March 2005.

---

[4] *(Australian Airlines, Macair, Sunshine Express, Air Marshall Islands, Airlink, Air Pacific, Solomon Airlines, National Jet, Air Vanuatu, Air Fiji, Polynesian Airlines, Airnorth, O'Connor Airlines, Norfolk Jet Express, Brindabella and Aeropelican)*

- **TACA** (Air Transport of the American Continent) a leading Latin American airline, selected **Altéa Sell** and **e-Travel® Planitgo** to drive worldwide sales through all distribution channels: airport and city ticket offices, call centres, travel agencies and TACA.com.

- The German carrier, **dba**, became the fourth airline to sign for Amadeus' new generation inventory management system, **Altéa Plan**, joining launch customers Qantas, British Airways and Finnair. Altéa Plan is fully synchronised with dba's existing sales and reservation system, **Altéa Sell**.

E-commerce

- Amadeus e-Travel bookings grew by 68% in Q3 2004 compared with the same period in 2003.

- Bookings processed by **e-Travel Planitgo's** over 60 airline customers grew by 77%.

- In September, **Lufthansa** chose **e-Travel** and **IBM** to build and run its next generation internet portal. e-Travel will provide and operate the overall booking and faring solution and IBM will supply the consulting, solution development, maintenance and hosting operations. Together the two companies will provide the infrastructure, middleware and network technologies for the entire project.

- Bookings for **e-Travel® Aergo,** e-Travel's global corporate booking solution, grew 81% worldwide year-to-date compared to the same time period in 2003 and 74% in the third quarter 2004 when compared with the third quarter last year.

- **Total**, the world's fourth-largest oil and gas company and a world-class chemicals manufacturer, **Thales**, an international electronics and systems group, serving defence, aerospace, services and security markets, **Bavaria-Lloyd Reisebuero for BMW Group** and **Siam Cement**, Thailand's largest industrial conglomerate, all signed up for **Aergo** in this period.

- To provide dedicated geographical support for online corporate travel management in Australia and New Zealand, e-Travel launched a business unit in Sydney. This location joins other existing fully dedicated units in France, the UK, Scandinavia, Germany, Italy, Benelux, Bangkok and the US.

- More travellers than ever are logging on to get real-time web access to their travel itineraries using **e-Travel® Checkmytrip**, with visitors to **www.checkmytrip.com** up 67% in the third quarter of this year.

Dow Jones Sustainability Index

In September, Amadeus, joined the ***Dow Jones Sustainability World Index*** (DJSI World), the first global index tracking the performance of sustainability-driven companies. In addition, Amadeus was again included in the Pan-European equivalent, the ***Dow Jones Sustainability STOXX*** (DJSI STOXX). These indices track companies which create long-term shareholder value by embracing opportunities and managing risks deriving from economic, environmental and social developments.

Amadeus is the only GDS represented in both **DJSI World** and **DJSI STOXX**, in the Technology category.

Opodo

- July and August were record months for Opodo with **gross sales** reaching an all time high. Sales for August were **over 60% up** on August 2003. This was helped by strong growth in the French & German package holiday sales, however all products performed well; with UK air bookings well up on last year.

- In September Opodo signed a Management Services Agreement with **eviaggi.com** to take over the operational management of the Amadeus-owned **Italian internet travel agency**. During the next few months they will be looking at a potential deeper integration of Opodo's products and services with eviaggi, to maximise the synergies between the two companies.

- In August, Opodo unveiled an enhanced **hotel service** designed to make it even easier for customers to find and book hotel accommodation on the Opodo sites.

- **Simon Vincent** was appointed **Chief Executive Officer** of **Opodo,** effective 1 November. Simon has over 20 years' experience in the travel and financial services industries, 15 of which were with Thomas Cook UK. Latterly he has been working with private equity companies on management buy-in opportunities within the leisure industry.

Notes to the Editors:

Amadeus (MAD: AMS)
Amadeus is the leading global distribution system (GDS) and technology provider, serving the marketing, sales and distribution needs of the world's travel and tourism industries. Its comprehensive GDS data processing centre serves over 64,000 travel agency locations and more than 10,000 airline sales offices, totalling around 330,000 points of sale located in over 215 markets worldwide.

Through the Amadeus GDS, travel agencies and airline offices can make bookings on 95 per cent of the world's scheduled airline seats. The system also provides access to 52,000 hotel properties, some 45 car rental companies serving over 26,000 locations, as well as ferry, rail, cruise, tour operators and insurance companies.

Amadeus is a leading IT solutions provider to the airline industry. Over 145 airlines use Amadeus' Altéa Sell as the sales and reservation system in their offices, to provide passengers with superior and seamless service at optimal cost.

Amadeus' new generation Customer Management Solutions include Altéa Plan (inventory management system) and Altéa Fly (departure control system). British Airways, Qantas and Finnair are the first customers to implement these solutions.

e-Travel, Amadeus' e-commerce business unit, is the global leader in online travel technology and corporate travel management solutions. It services travel agencies in 90 countries, and powers the websites of over 260 corporations and more than 60 airlines and hotels.

Amadeus is headquartered in Madrid, Spain and quoted on the Madrid, Paris and Frankfurt stock exchanges. For the year ended 31 December 2003, the company reported revenues of EUR 1,929m and net income excluding special items of EUR 158.4m. The Amadeus data centre is in Erding (near Munich), Germany and its principal development offices are located in Sophia Antipolis (near Nice), France. The company has 5,000 employees worldwide.

More information about Amadeus is available at: www.amadeus.com

For further information please contact:

Corporate & Marketing Communication
Amadeus
Tel : +34 91 582 0160
Fax : +34 91 582 0188
E-mail : externalcommunication@amadeus.net

Selected Financial Information and Operating Statistics
For the three-month period ended 30 September 2004, and YTD

Figures in million euros	Q3 2004	Q3 2003	% Growth	YTD 2004	YTD 2003	% Growth
Revenues	**508.1**	**481.1**	**5.6%**	**1,563.5**	**1,453.4**	**7.6%**
Operating expenses [(1)]	373.9	339.7	10.1%	1,112.1	1,044.2	6.5%
EBITDA	**134.3**	**141.4**	**(5.0%)**	**451.4**	**409.2**	**10.3%**
Depreciation & Amortisation	47.7	42.7	11.7%	128.3	127.3	0.8%
Operating Goodwill Amortisation	6.0	16.9	(64.4%)	19.6	28.9	(32.0%)
EBIT	**80.6**	**81.8**	**(1.5%)**	**303.5**	**253.1**	**19.9%**
Net financial income / (expense)	0.4	(4.7)	n/a	(4.1)	(12.2)	(66.5%)
Other non operating	1.1	0.4	166.7%	0.9	2.6	(63.5%)
Income before income taxes	82.0	77.6	5.8%	300.3	243.4	23.4%
Income taxes	35.0	31.4	11.3%	120.1	98.6	21.8%
Income after taxes	47.1	46.1	2.1%	180.2	144.8	24.4%
Associates - Operating Results	2.8	(0.1)	n/a	3.8	(1.0)	n/a
Associates - Goodwill	(4.7)	(3.7)	27.4%	(10.9)	(11.5)	(4.9%)
Associates	(1.9)	(3.8)	(51.2%)	(7.1)	(12.5)	(42.8%)
Minority interests	4.2	(0.0)	n/a	4.9	(0.1)	n/a
Net Income	**49.5**	**42.3**	**16.9%**	**178.0**	**132.3**	**34.6%**
EPS	**0.09**	**0.07**	**17.0%**	**0.31**	**0.23**	**34.6%**
EBITDA margin	26.4%	29.4%	(3.0) p.p.	28.9%	28.2%	0.7 p.p.
EBIT margin	15.9%	17.0%	(1.1) p.p.	19.4%	17.4%	2.0 p.p.
Net Income margin	9.7%	8.8%	0.9 p.p.	11.4%	9.1%	2.3 p.p.
Effective tax rate	42.6%	40.5%	2.1 p.p.	40.0%	40.5%	(0.5) p.p.

(1) Operating expenses excludes depreciation, and amortisation of intangibles and goodwill

Bookings details
For the three-month period ended 30 September 2004, and YTD

Figures in thousands	Q3 2004	Q3 2003	% Growth	YTD 2004	YTD 2003	% Growth
Bookings by Type						
Air	91,598	89,105	2.8%	292,331	270,627	8.0%
Non - Air	6,371	6,278	1.5%	22,247	21,345	4.2%
Bookings by Region						
North America	8,817	9,449	(6.7%)	29,901	28,710	4.1%
Europe	62,202	60,883	2.2%	205,337	195,267	5.2%
Rest of the World	26,950	25,051	7.6%	79,340	67,995	16.7%
Bookings by Channel						
Travel Agency (Indirect)	76,314	74,374	2.6%	246,630	230,101	7.2%
Direct[1]	21,655	21,009	3.1%	67,948	61,871	9.8%
Traditional vs E-Commerce						
Traditional	87,088	88,500	(1.6%)	282,057	271,374	3.9%
E-Commerce	10,881	6,883	58.1%	32,521	20,598	57.9%
Bookings excl. German Leisure	**97,969**	**95,383**	**2.7%**	**314,578**	**291,972**	**7.7%**
German Leisure Bookings	10,742	11,211	(4.2%)	32,785	26,121	25.5%
Total Bookings	**108,711**	**106,594**	**2.0%**	**347,363**	**318,093**	**9.2%**

(1) Airport Ticket Offices / City Ticket Offices and Airline websites

aMaDEUS

Press release

AMADEUS JOINS DOW JONES SUSTAINABILITY WORLD INDEX (DJSI WORLD)

- ***Amadeus has been again selected as a component of its Pan-European equivalent, DJSI STOXX***
- ***Amadeus is the only GDS represented in both indexes***

Madrid, 20 September 2004: Amadeus, the leading global distribution system (GDS) and technology provider serving the travel and tourism industries, today joins the *Dow Jones Sustainability World Index* (DJSI World), the first global index tracking the performance of sustainability-driven companies. In addition, Amadeus has again been included in its Pan-European equivalent, the *Dow Jones Sustainability STOXX* (DJSI STOXX).

Both benchmarks are part of the Dow Jones Sustainability family of indexes, founded in 1999 and revised annually. Following the last revision recently completed, Amadeus is the only GDS represented in both DJSI World and DJSI STOXX in the Technology category. The revision is effective as of today, 20 September, and Amadeus joins over 300 companies from 24 countries represented in DJSI World and 167 companies from 13 countries represented in DJSI STOXX.

Inclusion in this index is determined according to a company's corporate sustainability performance, as defined by the creators of the DJSI (Dow Jones Indexes, Stoxx Ltd., and SAM Group). Corporate sustainability is a business approach that creates long-term shareholder value by embracing opportunities and managing risks deriving from economic, environmental and social developments.

José Antonio Tazón, *President* and *CEO* of Amadeus, commented: *"Being included in the global index is a further public recognition of our role within the global economy. The management and staff at Amadeus are proud to be the only travel IT provider included in the index. Our strategy and management strength have been – and will continue to be – key to maintaining this privileged position, which endorses our sustained efforts to create shareholder value and our total commitment to the travel industry".*

SEC
Reference No. 82-5173

TO THE SPANISH NATIONAL SECURITIES MARKET COMMISSION

(FREE TRANSLATION)

Mr. Jacinto Esclapés Díaz, Vice-Secretary of the Board of Directors of Amadeus Global Travel Distribution, S.A., with registered offices at Salvador de Madariaga, nº 1, Madrid, in accordance with Article 82 of the Spanish Securities Market Law (Ley 24/1988, de 28 de julio, del Mercado de Valores), informs on the following:

RELEVANT FACT

RENEWAL OF MEMBERS OF THE AUDIT AND COMPENSATION COMMITTEES

The Board of Directors, at the meeting held on the 20th of September, has resolved on the renewal of the following Committee Members for an additional 2-year period.

AUDIT COMMITTEE

- Dr. Friedrich Fröschl
- Mr. José Caparrós
- Mr. Enrique Dupuy
- Mr. Philippe Calavia

COMPENSATION COMMITTEE *

- Mr. Francis Lorentz
- Mr. José Caparrós
- Mr. Christian Boireau

* There is still a vacancy in this Committee.

Madrid, 24th of September 2004

Jacinto Esclapés Díaz
AMADEUS GLOBAL TRAVEL DISTRIBUTION, S.A.

AMADEUS GLOBAL TRAVEL DISTRIBUTION, S. A.
SALVADOR DE MADARIAGA 1
28027 MADRID
SPAIN
T + 34 915 820 100
F + 34 915 820 144
+ 34 915 820 133

SEC
Reference No. 82-5173

TO THE SPANISH NATIONAL SECURITIES MARKET COMMISSION

(FREE TRANSLATION)

Mr. Jacinto Esclapés Díaz, Vice-Secretary of the Board of Directors of Amadeus Global Travel Distribution, S.A., with registered offices at Salvador de Madariaga, nº 1, Madrid, in accordance with Article 82 of the Spanish Securities Market Law (Ley 24/1988, de 28 de julio, del Mercado de Valores), informs on the following

RELEVANT FACT

AMENDMENT TO THE CODE OF CONDUCT FOR MATTERS RELATED TO THE STOCK MARKETS

As per the Spanish Stock Exchange Commission'request (Ref. 2004027357) related to the amendment/addition of certain information to the Amadeus Code of Conduct for matters related to the stock market, the Board of Directors, at the meeting held on the 20th of September, approved the amendments submitted for its consideration and the new wording of the resulting articles affected, which are as follows (changes underlined).

A new version of the full text of the Code of Conduct will be filed with the Spanish Stock Exchange Commission at the time it is made public in the Amadeus Corporate web page.

2 DEFINITIONS

- **Financial instruments.-** These are any financial instruments issued by any company that is part of the Amadeus Group, which are listed or for which an application has been made for listing on an organized contracting market or system, *or that grants a right to acquire the aforementioned securities or that underlie them. Similarly, the following are also deemed included in this definition: financial instruments traded on a regulated market when the underlying items are goods, raw materials or perishable goods when any of the companies included in the Amadeus Group is a producer or trader thereof.*

- ***Prohibited securities.*** *Any securities or financial instruments on which the persons included within the scope of application of the Internal Code of Conduct have access to insider information.*

AMADEUS GLOBAL TRAVEL DISTRIBUTION, S. A.
SALVADOR DE MADARIAGA 1
28027 MADRID
SPAIN
T + 34 915 820 100
F + 34 915 820 144
+ 34 915 820 133

4.5 NOTIFICATION OF TRANSACTIONS

The Parties Subject to this Code must inform the Secretary of the Board of Directors of the Issuing Company in writing of any transaction to be carried out involving Negotiable Securities or Financial Instruments, with at least 48 hours prior notice.

The Secretary of the Board shall keep under his custody a list of the Prohibited securities.

Notwithstanding the foregoing and in a general manner, when any party subject to this Code of Conduct independently carries out a subscription, purchase or sales transaction of Negotiable Securities or Financial Instruments on its own behalf, such person must draw up detailed notification within 15 days after the end of each calendar month, to be sent to the Secretary of the Board of Directors of Amadeus, which must include such transactions, with the date, quantity and price per share, debenture or Financial Instrument, as well as the resulting month-end balance.

Any transactions carried out by Associated Parties shall also be considered to be transactions on their own behalf and must be declared.

The Parties Subject to this Code of Conduct, which own Negotiable Securities, under the terms and conditions defined herein, on the date on which this document comes into force, shall be bound to notify the Secretary of the Board of Directors of those they own within a maximum term of 15 working days counted from the date this document comes into force. Regarding Financial Instruments, such term shall be counted from the date on which any modifications to this Code are approved by the Board of Directors.

The same term stated in this section shall be applicable to any party who, due to its post or the information it holds, may be considered a Party Subject to the Code of Conduct, as stipulated in section II above.

All the foregoing shall be deemed as notwithstanding the measures stipulated by the Ministry of Economy and the Treasury, or with its express authorization, the Spanish Stock and Exchange Commission, with respect to the manner and terms in which the parties involved must inform the latter and the general public of the purchase of Negotiable Securities and/or Financial Instruments.

4.8. INFORMATION RELATED TO CONFLICT OF INTEREST

The Parties Subject to this Code of Conduct are required to notify the Secretary of the Board of Directors of Amadeus regarding any possible conflict of interest there may be with any company in the Amadeus Group, due to their family relations, personal estate or for any other reason. Any doubt regarding the possibility of a conflict of interest must be discussed with the Secretary of the Board of Directors of Amadeus before any decision is adopted that may be related to such conflict of interest.

In any case, the abstention and independency of the affected party shall always prevail in case of conflict of interest.

A conflict of interest shall not be deemed to have occurred due to family relations when the relationship is more distant than the third level blood relationship or the second level of a common relationship.

In all cases, any possible conflict of interest shall be deemed to have arisen related to personal estate, when such conflict is related to a Company in which the Party Subject to this Code of Conduct owns more than 5% of its capital.

The aforementioned information must be regularly updated, taking into account any modification or termination of the previously notified situation, as well as the fact that any other possible conflicts of interest may have arisen.

All notifications must be made within 15 working days and, in all cases, prior to any decision being adopted that could be affected by the possible conflict of interest.

7. TRANSACTIONS WITH TREASURY STOCK

In determining and performing the specific plans related to acquiring or disposing of Negotiable Securities or Financial Instruments by the company and its subsidiaries, the Parties Subject to this Internal Code must bear in mind the practice used to manage the Treasury Stock portfolio orders in the market, which is attached to this document as Schedule 2.

Any transaction involving Treasury Stock shall require the approval of the Board of Directors.

Carrying out any purchase or sale orders of Negotiable Securities or Financial Instruments by the company and its subsidiaries shall require the joint authorization of the Financial Manager and/or the Treasurer of the Group and the Secretary and/or the Vice-Secretary of the Board of Directors, *ensuring that no insider information is provided prior to the request for performance of the order, for such purpose the Secretary of the Board shall keep a documented file in which the names of the persons will be recorded that have access to information that could significantly affect the trading of the stock during the study and trading stage of any kind of transaction, along with the date thereof, expressly warning the persons included in the file of the nature of the information and the prohibition of the use thereof.*

Any transaction on the securities as such shall be governed by the general principle of purpose, transparency, non-use of insider information and neutrality.

Madrid, 24th of September 2004

Jacinto Esclapés Díaz

AMADEUS GLOBAL TRAVEL DISTRIBUTION, S.A.

amadeus

SEC
Reference No. 82-5173

TO THE SPANISH NATIONAL SECURITIES MARKET COMMISSION

(FREE TRANSLATION)

Mr. Jacinto Esclapés Díaz, Vice-Secretary of the Board of Directors of Amadeus Global Travel Distribution, S.A., with registered offices at Salvador de Madariaga, nº 1, Madrid, in accordance with Article 82 of the Spanish Securities Market Law (Ley 24/1988, de 28 de julio, del Mercado de Valores), informs on the following

RELEVANT FACT

SUSPENSION IN THE TRADING OF OPTIMS

Following the suspension in the trading of Optims this morning (listed in the Paris Stock Exchange's Nouveau Marché), Amadeus announces that it is in discussions with certain shareholders of Optims to potentially acquire a controlling stake in the company.

Due to the confidential nature of the negotiation, Amadeus cannot give any further details at this stage.

Madrid, 2nd of November 2004

Jacinto Esclapés Díaz
AMADEUS GLOBAL TRAVEL DISTRIBUTION, S.A.

AMADEUS GLOBAL TRAVEL DISTRIBUTION, S. A.
SALVADOR DE MADARIAGA 1
28027 MADRID
SPAIN
T + 34 915 820 100
F + 34 915 820 144
+ 34 915 820 133

TO THE SPANISH NATIONAL SECURITIES MARKET COMMISSION

(FREE TRANSLATION)

Mr. Jacinto Esclapés Díaz, Vice-Secretary of the Board of Directors of Amadeus Global Travel Distribution, S.A., with registered offices at Salvador de Madariaga, nº 1, Madrid, in accordance with Article 82 of the Spanish Securities Market Law (Ley 24/1988, de 28 de julio, del Mercado de Valores), informs on the following

RELEVANT FACT

AMADEUS TAKES CONTROL OF OPTIMS

Amadeus, 30% shareholder in Optims (listed in the Paris Stock Exchange's Nouveau Marché), yesterday night agreed to buy an additional 35% of the capital of Optims, giving it a 65% shareholding in the European supplier of IT services to the hospitality industry. Amadeus has agreed to pay €3.90 per share to Optims' founders and financial investors. The transaction is still subject to clearance from the competition authorities. If the transaction proceeds, Amadeus will file a tender offer with the French stock market authorities to the remaining Optims shareholders, at the same cash price of €3.90per share.

Madrid, 11th of November 2004

Jacinto Esclapés Díaz

AMADEUS GLOBAL TRAVEL DISTRIBUTION, S.A.